UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

TROY GROUP INC.

(Name of Issuer)

Common Stock, par value $.01

(Title of Class of Securities)

89733N 10 6

(CUSIP Number)

March 21, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89733N 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Patrick J. Dirk

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 4,762,176

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 4,762,176

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,762,176 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 44.7%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Mary J. Dirk

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 4,762,176

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 4,762,176

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,762,176 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 44.7%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer The name of the issuer is Troy Group, Inc. (the “Issuer”).
	(b)	Address of Issuer’s Principal Executive Offices The address of the principal executive office of the Issuer is 2331 South Pullman Street, Santa Ana, California 92705

Item 2.
	(a)	Name of Person Filing Patrick J. Dirk and Mary J. Dirk are collectively referred to herein as the “Reporting Persons.”
(b)

Address of Principal Business Office or, if none, Residence
The principal business address of each of the Reporting Persons is c/o Troy Group, Inc. 2331 South Pullman Street, Santa Ana, California 92705.

	(c)	Citizenship The Reporting Persons are citizens of the United States of America.
	(d)	Title of Class of Securities The class of equity securities to which this Statement relates is the common stock, $.01 par value, of the Issuer (the “Common Stock”).
	(e)	CUSIP Number The CUSIP number of the Common Stock is 89733N 10 6.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

Each of the Reporting Persons beneficially own 4,762,176 shares that they hold as trustees, including 4,732,319 shares held by the Dirk Family Trust UTD March 6, 1990 and 29,857 shares held by The Dirk Foundation.

(b) Percent of class: 44.7% (based on 10,649,092 shares reported on Form 10-K filed on March 19, 2003).
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 0
(ii) Shared power to vote or to direct the vote 4,762,176
(iii) Sole power to dispose or to direct the disposition of 0
(iv) Shared power to dispose or to direct the disposition of 4,762,176

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 19, 2004.

	By	/s/ Patrick J. Dirk
Patrick J. Dirk

	By	/s/ Mary J. Dirk
Mary J. Dirk